                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                     FORM 10SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                   Act of 1934




                              GLOBAL DATATEL, INC.
                    (Exact name of Registrant in its charter)



NEVADA                                                  87-0067813
(State of organization)             (I.R.S. Employer Identification No.)


3333 CONGRESS AVENUE, SUITE 404, DELRAY BEACH, FL.                         33445
(Address of principal executive offices)                      (zip code)


Registrant's Telephone Number, including area code:  (561) 276-8260


Securities to be registered pursuant to  Section 12(b) of the Act:  None

Securities to be registered pursuant to  Section 12(g) of the Act:  Common

               You should not rely on forward-looking statements in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons.



Item 1.  Business.

(A) DEVELOPMENT OF BUSINESS.

Global DataTel, Inc., was originally incorporated in the State of Utah in 1980, as LaPlate Oil and Mining, Inc., and changed its name to Gold Coast Resources, Inc. in 1982. The Company's state of incorporation was changed in December, 1996 to the State of Nevada. In December, 1998, the Company's name was changed to Global DataTel, Inc. and the existing officers and directors of the Company resigned, and new officers and directors were elected.

In 1998, a number of significant transactions took place. The Company, in September 1998, acquired International Computer Resources, Inc. ("ICR"), a Florida corporation, which does business as an IBM computer reseller, and Mantenimiento Electronico de Systemas, Ltd., ("MES"), a Colombian corporation, which does business as a computer integrator and service provider.

In November, 1998, Global acquired three additional Colombian corporations, Casa Informatica, S.A., ("CASA"), DLR & CIA, Ltda., ("DLR") and Microstar, Ltda., ("MICRO"). CASA, an IBM computer reseller, was acquired for $849,000.00 in cash and promissory note and 392,000 restricted shares of the Company's common stock valued at $1,960,000. DLR, an IBM computer reseller and system integrator, was acquired for a total consideration of $600,000, which was paid $300,000 in cash and promissory note and 60,000 restricted shares of the Company's common stock valued at $300,000. MICRO, also a IBM computer reseller and system integrator, was acquired for a total consideration of $500,000, which was paid $150,000 in cash and promissory note and 70,000 restricted shares of the Company's common stock valued at $350,000.

Global now has three wholly owned or controlled operating subsidiaries:

               Global DataTel de Colombia, S.A. (GDC), a Colombian Corp., a subsidiary consisting of four acquired companies in Colombia, MES, CASA, DLR and MICRO. These companies are involved in the computer system integration business. Global owns 94.9% of the capital stock of GDC, with 100% of the voting rights. Under Colombian law, a foreign corporation cannot own more than 94.9% of a Colombian corporation.

               On Line Latin America, S.A., (OLA), a Colombian Corp., is in the internet service business. Global owns 94.9% of the capital stock of OLA, with 100% of the voting rights.

               eHOLA.com, Inc, (eHOLA), a Nevada Corp., (formerly Electronic Latin America On-Line, Inc.), a wholly owned subsidiary, is in the internet service business.

The operations of International Computer Resources, Inc. ("ICR") are now conducted under Global DataTel, Inc., and form the North American component of the Information Systems Division.

On December 14, 1998, the Company sold its interest in a subsidiary, The Travel Agent's Hotel Guide, Inc., a Nevada corporation, to Ameriresources Technologies, Inc. in consideration for a convertible debenture in the face amount of $3,350,000, bearing interest at the rate of seven (7%) percent per annum and convertible in three years into common stock of Ameriresources.


(B) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

Global DataTel de Colombia, the South American component of our Information Systems Division, presently accounts for approximately 95% of the Company's revenues and profits, and the North American component of our Information Systems Division presently accounts for approximately 5% of the Company's revenues and profits. Our On Line Services Division presently does not have revenues.


(C) NARRATIVE DESCRIPTION OF BUSINESS.

Global DataTel de Colombia, (GDC) is the largest operating subsidiary of Global, with over 95% of its revenues and profits. This subsidiary is the South American component of our Information Systems Division. GDC is a midrange to large system integration computer solution provider. In Colombia, GDC is authorized by various leading high tech companies as a reseller. GDC represents such firms as IBM Corp., Compaq Computer, Microsoft, and Lotus. The primary focus is to provide presale consulting to Colombia's largest national, government, and international companies, to determine the best solution to their particular information system requirements. Based upon this analysis, GDC can provide clients with a fully integrated solution which may include hardware, software and services from various sources.

The Information Systems Division's main business is to provide system consulting, resale of new micro, mini, or mainframe hardware, as well as software and complementary contract services as needed. These services may include help desk, contract programming, training, and hardware/software maintenance contracts. Sale of new hardware typically may include wintel based micro computers such as IBM desktops, IBM AS/400-RS/6000 mini computers, and IBM S/390 mainframes. Software products may include Microsoft, Lotus, JBA, and several other complimentary application software programs as may be deemed necessary in order to provide satisfactory results. Services include various supplemental after sale products such as executive training, employee implementation, and long term contractual maintenance agreements. The division operates across a broad horizontal marketplace and is not limited to any single vertical market.

On Line Latin America, S.A., and eHOLA.com operate under our On Line Services Division. This division's main business is to provide dial-up internet access in the USA, Central, and South America, which is marketed under the eHOLA.com name. On line operations commenced April 22, 1999, and are considered to be in the testing phase. The division is marketed to both consumers and businesses in each of the geographic locations in which it provides internet access. We have only recently commenced advertising on our portal, and at present revenues are negligible from subscriptions and advertising.

We presently offer internet access in the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, El Salvador, Equador, Guatemala, Mexico, Paraguay, Peru, U.S.A. and Venezuela. We are in testing phase, and are actively seeking subscribers.

eHOLA.com offers, for one basic yearly subscription price per country, unlimited internet access in the countries listed above, the service also includes the world wide web multilingual portal www.ehola.com. The service also includes free e-mail and Microsoft Internet Explorer browser.

The eHOLA network is organized around 14 content specific channels. eHOLA.com is a single point of entry to the eHOLA network of sites and is updated daily to promote content and community, including channel highlights. We currently have approximately 10 employees responsible for the content of our channels.

(D) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT
SALES.

Global DataTel de Colombia, the South American component of our Information Systems Division, presently accounts for approximately 95% of the Company's sales, and the North American component of our Information Systems Division presently accounts for approximately 5% of sales.


Item 2.  Financial Information.

SELECTED CONSOLIDATED FINANCIAL DATA

               The following selected financial data should be read in conjunction with "Management's Discussion and Analysis" and the financial statements appearing elsewhere in this prospectus. The statement of operations data set forth below for the nine months ended December 31, 1997 and the year ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from our audited financial statements included elsewhere herein. The historical results are not necessarily indicative of results to be expected for any future period.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                     THE NINE MONTHS ENDED DECEMBER 31, 1997


                                                        1998               1997
Net Sales                                           $ 1,937,578        $    14,973
Costs of goods sold                                   1,032,350                 --
    Gross profit                                 -----------------  -----------------
                                                        905,228             14,973
                                                    -----------        -----------



Selling, general, and administrative expenses           731,860            188,376
Payroll and related expenses                          1,450,160                 --
Interest expense                                         45,047                 --
Other (income) expense                                 (141,140)         1,908,263
                                                    -----------        -----------
    Total expenses                                    2,085,927          2,096,639
                                                    -----------        -----------
Loss before provision for income taxes               (1,180,699)        (2,081,666)
                                                    -----------        -----------
Provision for income taxes                              503,725                 --
Loss from continuing operations
 before extraordinary items                          (1,684,424)        (2,081,666)
                                                    -----------        -----------

Discontinued operations:
    Loss from operations from subsidiary sold          (629,473)                --
    Gain on sale of subsidiary                        1,999,813                 --
Income from extraordinary items                       1,370,340                 --

Net Loss                                               (314,084)        (2,081,666)
Other comprehensive income:
  Foreign currency translation                           18,569                 --
                                                    -----------        -----------


Comprehensive Loss                                  $  (295,515)       $(2,081,666)
                                                    ===========        ===========


Comprehensive loss per share
   Loss per share from continuing operations        $     (0.22)       $     (0.82)
   Income per share from extraordinary items               0.18                 --
                                                    -----------        -----------


   Net loss per share                               $     (0.04)       $     (0.82)
                                                    ===========        ===========

Weighted average shares outstanding                   7,586,815          2,533,238

                           CONSOLIDATED BALANCE SHEETS
                        FOR THE YEARS ENDED DECEMBER 31,

                                           ASSETS

                                                               1998                1997
Current Assets:
   Cash                                                    $    101,743        $         --
 Accounts receivable, net of allowance
 for doubtful accounts of $389,880                            2,720,363                  --
 Due from Stockbrokers                                          572,040                  --
 Inventories                                                  1,152,746                  --
 Other current assets                                           117,292             134,649
                                                           ------------        ------------
     Total current assets                                     4,664,184             134,649
                                                           ------------        ------------


Property, Plant, and Equipment, net                             479,970               7,331

Other Assets:
  Goodwill, net                                              10,918,780                  --
  Convertible debenture                                       3,350,000                  --
  Other assets -                                                923,082           2,427,495
                                                           ------------        ------------
    Total other assets                                       15,191,862           2,427,495
                                                           ------------        ------------

         Total Assets                                      $ 20,336,016        $  2,569,475
                                                           ============        ============


                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                         $  2,597,599        $     27,101
  Short term borrowings, banks                                1,175,146                  --
  Deferred revenues                                             409,081                  --
  Other accrued liabilities                                     751,026               8,992
  Notes payable to shareholders                               1,021,667                  --
                                                           ------------        ------------
      Total current liabilities                               5,954,519              36,093
                                                           ------------        ------------

Mortgage Payable - Bank                                          97,159             104,533

Deferred Barter Credits                                              --             123,900

Stockholders' Equity:

   Common stock, 50,000,000 shares authorized
   $.001 par value, 9,180,123 & 7,162 shared issued
   and outstanding as of December 31, 1998 and 1997
   respectively                                                   9,180                   7

Preferred stock 25,000,000 shares authorized
   par value $.001,105,000 and 450,000 shares issued
   as of respectively                                               105               4,500
Paid in Capital                                              17,781,557           5,821,448
Accumulated deficit                                          (3,835,090)         (3,521,006)
Foreign currency translation adjustment                         328,586                  --
    Total Stockholders' Equity                               14,284,338           2,304,949
                                                           ------------        ------------

    Total Liabilities and Stockholders' Equity             $ 20,336,016        $  2,569,475
                                                           ============        ============

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND ANALYSIS RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" (Item 2), "Selected Quarterly Financial Data" (Item 13) and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS REGARDING FUTURE EVENTS AND OUR PLANS AND EXPECTATIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN.

OVERVIEW

                                   The Company

The Company, Global DataTel, Inc. ("GDIS" or the "Company") is an international information system integrator (ISI) of midrange computer products, networking products, software and services. Global operates in two countries, the USA and Colombia. Products sold by the Company are manufactured by approximately 5 vendors including IBM, Hewlett-Packard, Compaq, Microsoft, Lotus, and JBA Intl. The Company recently was selected by IBM to be one of a limited number of Tier 1 Solution Providers in Latin America offering the complete IBM microcomputer and Minicomputer product lines. The Company is an information system integration
(ISI) company, as opposed to a wholesale distributor, and represents vendors within system integration projects in the largest national and multi-national companies in Latin America. The Company believes the information system integration industry is consolidating as access to financial resources and economies of scale become more critical and as certain vendors limit the number of authorized distributors and resellers of their respective products. The Company's pan-regional presence strategically positions the Company to take advantage of the consolidation trend in the information system integration industry and increase its market share in Latin America. The majority portion of the Company's sales are in the emerging market of South America, a region which the Company believes is underserved relative to the entire industry and offer substantial growth opportunities. International Data Corp. (IDC) projects personal computer sales in South America (including Mexico and Central America) will grow from $6.5 billion in 1998 to $7.8 billion in 1999, representing a compound annual growth rate of 22.2%. This compares favorably to a 9.6% compound annual growth rate projected by IDC for PC sales in the United States over the same period. Global operates under a centralized structure. The corporation delegates to country managers familiar with the customs and needs of a particular country the authority to make daily operational decisions including those necessary to satisfy the particular demands of their market. The Company believes that its business model of a focused medium to large information system integration projects provides operating advantages. The company also operates an internet access service available in 13 countries in North, Central, and South America. The service is operated under the "eHOLA.com" brandname, and includes a multi-lingual world wide web site www.ehola.com that is available on the internet. The company was formed as a wholly owned subsidiary in December of 1998. In or about May 1999, the service went into testing as an internet portal service(IPS). Although still in testing stage, we are actively signing up subscribers and are expected to generate revenues in future.

The Company's objective is to strengthen its position as an information system integrator of micro and mini computer products and services in Latin America. In order to achieve this objective, Global intends to continue to implement the following strategies:

               OPERATE A FOCUSED PAN-REGIONAL MODEL. The Company's strategy is to be a focused information system integrator by concentrating on a limited number of products and services from a select group of high quality branded vendors in each major product and service category. Additionally, the Company seeks to be a significant integrator for each of its vendors and establish a partnering relationship with them. For example, the Company believes that it is one of the largest ISIs of IBM midrange products in Colombia. The Company believes this focused strategy enables it to respond more quickly to customer requests and gives it greater availability of products, enhanced access to new products and better pricing. The Company believes this strategy also enables it to develop greater expertise in the sale and servicing of the products of these vendors. The Company believes that its focused integration model also results in more effective asset management. Generally, products from leading vendors are in greater demand, resulting in higher inventory turns and lower working capital requirements.

               FURTHER DEVELOP AND PENETRATE INTERNATIONAL MARKETS. The Company has focused its activities on the emerging market of South America, a region which it believes is underserved with respect to the distribution of micro / mini and mainframe computer products and services and therefore provide significant growth opportunities. The Company believes that the markets in South America are complex due to the diversity of language, regulatory, technical and other factors and provide increased opportunities for Global to add value to its relationships with its vendors and customers because of the presence of its knowledgeable local management.

               GROW THROUGH ACQUISITIONS. A major portion of the Company's growth is attributable to acquisitions and the Company intends to continue its practice of making targeted purchases of high quality

ISIs in selected markets in the future. The Company typically structures an acquisition with an earnout component payable in shares of Common Stock one year subsequent to the acquisition and based on the performance of the acquired company. These local distributors generally are attracted to combining with Global in order to gain personal financial liquidity, access to key product lines provided by Global and enhanced vendor credit facilities. Over the past year, the Company has acquired 3 companies. The Company seeks acquisition candidates that have strong entrepreneurial management teams and experience in the local market and that could benefit from the synergies arising out of the Company's superior product line. After an acquisition, the new Global subsidiary adopts the policies and financial reporting procedures of the Company this new business unit is directly controlled by our corporate headquarters, consistent with the Company's centralized structure. The Company believes its acquisition strategy is advantageous to its vendors because, through their relationship with Global, vendors gain entry into new clients with a pan-regional company. For the three months ended March 31, 1999 compared to the three months ended March 31, 1998, the Company's net sales increased to $6.5 million from $5.1 million and operating earnings increased to $620,000 from $410,000. On a pro forma basis, assuming all 1998 acquisitions were made on January 1, 1998, the Company's 1998 net sales and operating earnings would have been $22.3 million and $480,000. See "Selected Consolidated Financial Data".


LIQUIDITY AND CAPITAL RESOURCES

We have required substantial capital to finance accounts receivable, inventories, capital expenditures and acquisitions. In the past, we have financed these requirements primarily through internally generated cash from operations and bank borrowings.

Product purchases from IBM are charged directly to the credit line.

Operating activities for 1998 provided cash in the amount of $101,000. For this period, cash was provided primarily as a result of increases in accounts payable of $2.5 million, partially offset by an increase in accounts receivable of $3.6 million.

Investing activities for 1998 used cash in the amount of $301,000. For this period, cash was used for the purchase of CASA, DLR and Microstar and the eHOLA.com development exceeding $1.5 million, continuing leasehold and computer hardware and software investments made at the headquarters, sales office and warehouse and integration center sites.

Cash provided by financing activities for 1998 was $574,000,consisting of a sale of common stock.

We believe we have sufficient funds, or alternate sources of funds, to carry on our business as presently conducted through 1999.


YEAR 2000 COMPLIANCE ISSUES

GENERAL

We are in the process of conducting a Year 2000 compliance audit and developing and implementing a company-wide Year 2000 Compliance Project (the "Project"). The Project addresses a broad range of issues affecting us as a result of the programming code in existing computer, and computer related, systems as the year 2000 approaches. The Year 2000 problem is complex, as many computer systems will be affected in some way by the rollover of the two-digit year value to 00. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 issue creates risks for us from problems in our own computer and embedded systems and from third parties with whom we deal on financial and other transactions. Failure of our and/or third parties' computer systems could have a material adverse impact on our ability to conduct our business. The Project is being headed up by our Vice President of Information Technology, who reports directly to the Chief Financial Officer.

INTERNAL SYSTEMS

Our business software system includes an enterprise-wide solution which was upgraded to the most recent version in fiscal 1998. This system handles our most critical functions, including, finance, inventory control, warehousing, shipping and receiving, logistics, purchasing, sales and order taking. Over the last six months, our business software system was upgraded to a more current version, which we believe to be Year 2000 compliant. Certain of our offices are not yet fully integrated into our enterprise-wide business software system. It is expected that our offices in Colombia will be integrated over the next three months. Since our most critical functions are run on the enterprise-wide business software system, any Year 2000 problems at the hardware or software level could have a material adverse effect on us. If the system failed to work on January 1, 2000 it could prevent us from controlling our inventory, taking orders, buying inventory and billing our customers. We are inventorying and analyzing our remaining centralized computer and embedded systems, as well as our WAN Data services, WAN hardware, networking equipment, voice-mail equipment and access and alarm systems, to identify any potential Year 2000 issues and we will take appropriate corrective action based on the results of such analysis. We currently expect to substantially complete remediation and validation of our internal systems, as well as to develop contingency plans, by mid-1999.

THIRD PARTY SUPPLIERS AND VENDORS

We are currently in the process of developing a plan for contacting our critical suppliers, manufacturers, distributors and other vendors to determine if their operations and the projects and services that they provide to us are Year 2000 compliant. Our largest supplier of product is IBM, with approximately 60% of our revenue derived from sales of IBM products. As a result, we will devote substantial effort in dealing with IBM in addressing any potential Year 2000 problems supplied by IBM. Absent written assurances of Year 2000 compliance by such third parties, we will assume that such third parties will not be Year 2000 compliant and we will attempt to reduce our risks with respect to the failure of such third parties to be Year 2000 compliant by developing contingency plans.

However, there can be no assurance that in all instances contingency plans can be adopted or that they will adequately serve the needs of our customers and other constituents.

PRODUCTS

Because we are a distributor of mid-range computers, software and peripheral products, the Year 2000 issue is likely to have a substantial affect on the products that we sell. We will deal directly with the manufacturers of our products to determine whether such products are Year 2000 compliant. As a distributor, we will not make representations and warranties to our customers regarding Year 2000 compliance of the products we sell. Rather, we assign to our customers the manufacturer's warranties. However, if there are year 2000 compliance issues it could increase our risk of product returns, increased inventory and/or reduced sales. While we believe that our largest line of products, IBM AS/400 and RS/6000 mid-range servers, are Year 2000 compliant, there can be no assurance that the other products we distribute do not contain undetected errors or defects associated with Year 2000 that may result in material costs to us. Should the IBM AS/400 or RS/6000 mid-range servers fail to be Year 2000 compliant or should IBM be unable to supply product because of Year 2000 issues, the effect on our results of operations, liquidity and financial condition would be severe.

YEAR 2000 COSTS

The total cost associated with the Year 2000 audit and required modifications to become Year 2000 compliant is not expected to be material to our financial position based on preliminary assessments resulting from the early phases of the Project. The estimated total cost of the Project is approximately $100,000, $50,000 of which has already been spent to upgrade some non-Year 2000 compliant software and systems. It is possible that as we continue our audit and detect problems that are not currently known to us, additional costs may be incurred, which could be substantial.

The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, our normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the inherent uncertainty in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of the Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition.

BACKLOG

Although we receive purchase orders for products to be delivered to customers over a specified time period, there can be no assurance that such orders will result in sales, as most orders are subject to revision or cancellation without penalty. Consequently, we do not believe that backlog is a meaningful indicator of sales for future periods.

RECENT PRONOUNCEMENTS

In March 1998, the Accounting Standards Executive Committee, or AcSEC, released Statement of Position 98-1, or SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires companies to capitalize certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. We are evaluating the requirements of SOP 98-1 and the effects, if any, on our current policies on accounting for software costs.

Item 3.  Properties.

The Company presently maintains the following facilities:

Information Systems Division - North America

               (a) Warehouse and sales office totaling approximately 2,500 sq. ft. and an office suite totaling approximately 2,000 sq. ft. in Delray Beach, Florida, which is leased through the year 2001. The amount of rent is $37,200.00. The building is a commercial technical center with approximately 5 individual companies located directly adjacent.

Information Systems Division - South America

               Bogota, Colombia- One sales office totaling 6,000 sq. ft., which is leased through May, 2000. The annual rent is $69,600.00.

               One service office totalling 4,000 sq. ft., which is leased through April, 2001. The annual rent is $19,200.00; and

               One administration building totalling 5,000 sq. ft., which is a standalone structure that is 75% utilized and has enough room for expected growth. This building is owned by the Company without major encumbrances other than a first mortgage.

               Cali, Colombia- One sales/technical office totalling 1200 sq. ft., which leased through January, 2000. The annual rent is $10,200.00.

               Medillen, Colombia- One sales/technical office totalling sq. ft., which is leased through December, 1999. The annual rent is $6,600.00.

               Barranquilla, Colombia- One sales/technical office totalling 2,500 sq. ft., which is leased through August, 2000. The annual rent is $19,200.00.

               We are considering relocating to a central facility in Bogota, Colombia in early 2000, which would replace the two rental offices there.

On Line Services Division - North America

               The On Line Services Division shares the Information Systems Division offices.

On Line Services Division - South America

               One administrative/sales/technical office of 5,000 sq. ft. in Barranquilla, Colombia, which is leased through January, 2001. The annual rent is $43,200.00.

Our present annual lease obligations for 1999 totals approximately $205,000.00. Renewable leases provide for rental increases of 5%-10%.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of June 30, 1999 by the following individuals or groups: each person or entity who is known by our to own beneficially more than 5% of our outstanding stock; each of the Named Executive Officers; each director of Global; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 22,495,623 shares of common stock outstanding as of June 30, 1999, after giving effect to the conversion of Class A Preferred into 13,000,000 shares.

Name/Address                                      No. of Shares      Percentage
Owner                                  Class    Beneficially Owned    of Class
-----                                  -----    ------------------    --------
Richard Baker                          Common       5,779,143              25.7%

AVG Family Trust                       Common       4,792,928              21.0%

Gerald D'Ambrosio                      Common          10,000       less than 1%

Rafael Delgado                         Common          44,000       less than 1%

Mario Habib                            Common          80,000       less than 1%

Antonio Serrato                        Common         175,000       less than 1%


These tables do not give effect to the potential exercise of option standard to certain members of management (see Item 5), nor to the options granted to a consultant, Steven Spitz, CPA, in April, 1999, in partial payment of services rendered, to acquire 250,000 shares of common stock at an exercise price of $5.75 per share.


Item 5.  Directors and Executive Officers.

The following table sets forth certain information with respect to our executive officers and directors as of June 1, 1999.

           Name                         Age        Position Held
           ----                         ---        -------------
Richard Baker                            41        President, CEO, Director
Antonio Serrato                          65        Vice-President, COO, Director
Rafael Tovar                             50        CFO
Gerald D'Ambrosio                        50        Secretary
Jerre Daye                               50        Director


GLOBAL DATATEL DE COLOMBIA
Rafael Delgado                           50        President

ON LINE LATIN AMERICA, S.A
AND eHOLA.com, INC.
Mario Habib                              42        President


RICHARD BAKER, PRESIDENT, CEO, CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Baker has been President, CEO and Chairman of the Board of Directors of Global since December, 1998. Mr. Baker founded International Computer Resources, Inc. ("ICR"), a U.S. IBM Business Partner specializing in the IBM AS/400 and RS/6000 mid-range platforms, and now a wholly owned subsidiary of Global. Mr. Baker was also an owner of Mantenimiento Electronic de Systemas, Ltd. ("MES"), now also a subsidiary of Global. Mr. Baker has approximately 10 years experience in Latin America business operations. Mr. Baker attended Palm Beach Community College from 1985 to 1987.

ANTONIO SERRATO, VICE-PRESIDENT, COO. Mr. Serrato has been Vice-President and COO of Global since December 14, 1998. Prior to that time, and since 1993, Mr. Serrato was General Manager of MES, now a wholly owned subsidiary of Global. Prior to his employment with MES, Mr. Serrato was an IBM World Trade vice president, with responsibility over an extensive sales force. Mr. Serrato has extensive experience in Latin America computer sales and management. Mr. Serrato received an engineering degree from the National University, Bogota, Columbia in 1959.

RAFAEL TOVAR, CFO - Mr. Tovar, who is a certified public accountant, has been CFO of Global since December, 1998.

GERALD D'AMBROSIO, SECRETARY - Mr. D'Ambrosio, a licensed attorney, has been Secretary of Global since December 14, 1998. Mr. D'Ambrosio, who has practiced law since 1980, presently maintains his own law practice in Boca Raton, Florida. He received a bachelor's degree from Bowling Green State University in 1981, and a law degree from Ohio Northern University in 1965.

JERRE DAYE, DIRECTOR - Mr. Daye has been Director of Global since December,
1998.

SUBSIDIARIES: OFFICERS

GLOBAL DATATEL DE COLOMBIA

RAFAEL DELGADO, PRESIDENT - Mr. Delgado has been President of Global DataTel De Colombia, S.A., ("GDC"), a subsidiary of Global, since December, 1998. Prior to that, Mr. Delgado was the founder of Casa Informatica, an IBM Business partner in Colombia, which was acquired by Global. Mr. Delgado has extensive experience in computer sales and management.

ON LINE LATIN AMERICA, S.A. AND EHOLA.COM, INC.

MARIO HABIB, PRESIDENT - Mr. Habib has been President of OnLine Latin America, S.A. ("OLA") and eHOLA.com, Inc. ("eHOLA"), wholly owned subsidiaries of Global, since December, 1998. From 1979 to 1998 Mr. Habib was the General Manager of Yidi Industries, a manufacturing concern. Mr. Habib received a bachelor's degree in mechanical engineering from Purdue University in 1979.

Item 6.  Executive Compensation.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation earned for services rendered to Global in all capacities for the fiscal years ended December 31, 1997 and December 31, 1998, by each person serving as Global's Executive Officers in the fiscal year ended December 31, 1998.

                                                                           Long-Term
                                                                          Compensation
                                                                          ------------
                                                                             Awards
                                                                          ------------
                                                     Annual                Securities
                                                  Compensation             Underlying
                                          ---------------------------     Options/SARs
Name                            Year      Salary($)          Bonus($)         (#)
----                            ----      ---------          --------
Richard Baker                    98       $ 75,000              0              0
President & CEO                  97       $ 75,000              0              0
                                 96       $ 75,000              0              0

Antonio Serrato                  98       $ 75,000              0              0
Vice-President,                  97       $ 80,000              0              0
COO                              96       $ 75,000              0              0

Rafael Delgado                   98       $105,000              0              0
President of                     97       $ 90,000              0              0
GDC                              96       $ 60,000              0              0

Mario Habib                      98       $135,000              0              0
President of OLA                 97              0              0              0
and eHOLA                        96              0              0              0

The above table reflects annual salaries for positions held in 1996, 1997 and 1998 with what are now our subsidiaries.

As of June 1, 1999, we have entered into employment agreements with the following executive officers and key personnel:

               RICHARD BAKER: A 3 year employment agreement as the President and CEO of Global DataTel, Inc. with a base salary of $200,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $1,000,000.

               ANTONIO SERRATO: A 3 year employment agreement as Vice President and COO of Global DataTel, Inc. with a base salary of $150,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               RAFAEL DELGADO: A 3 year employment agreement as the President of Global DataTel de Colombia, with a base salary of $80,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               MARIO HABIB: A 3 year employment agreement as the President of eHOLA.com and On Line Latin America, S.A., with a base salary of $180,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements discussed above contained grants of the following options to purchase common stock:

               RICHARD BAKER                350,000  options @ $ 7.12 each
               ANTONIO SERRATO              200,000  options @ $ 7.12 each
               RAFAEL DELGADO               100,000  options @ $ 7.12 each
               MARIO HABIB                  350,000  options @ $ 7.12 each


The Company also has employment agreements with the following individuals:

               ANTONIO HABIB: A 3 year employment agreement as the Regional Sales Manager of Global DataTel de Colombia, at an annual salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               CARLOS MEJIA: A 3 year employment agreement as the General Manager of Global DataTel de Colombia, at an salary of $65,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

               DANIEL LOPEZ: A 3 year employment agreement as Sales Manager of Global DataTel de Colombia, with a base salary of $60,000 per year, discretionary bonuses and reimbursement of business expenses, and life insurance with a death benefit of $100,000.

The employment agreements for these individuals also grant the following options:


               CARLOS MEJIA                25,000  options @ $7.12 each
               DANIEL LOPEZ                15,000  options @ $7.12 each
               ANTONIO HABIB               15,000  options @ $7.12 each

Each of the above have also executed confidentiality, non-solicitation and non-competition agreements, which restrict the individual's activities for one year after they cease working for us.

The Company's directors currently serve without compensation.


Item 7.  Certain Relationships and Related Transactions.

On September 30, 1998, the Company purchased 100% of the shares of International Computer Resources, Inc. ("ICR") and Mantenimiento Electronico de Systemas, Ltd. ("MES"). ICR was formerly owned 33.3% by Richard Baker, Global's President, CEO and Chairman of the Board, 33.3% by Dolphin Waves, Inc. and 33.3% by AVG Family Trust. The consideration paid by Global to the former ICR shareholders, consisted of 4,243,843 restricted shares of Global Common Stock, and 105,000 shares of Global Convertible Preferred Stock. MES was formerly owned 51% by Mr. Baker and 49% by Antonio Serrato. The consideration paid by Global to the former MES shareholders consisted of 357,153 restricted shares of Global Common Stock. (See "Consolidated Financial Statements" and Notes thereto) eHOLA.com, Inc., previously owned by Mr. Baker, was also acquired by Global. In addition to the shares of the company's common stock and preferred stock received by Mr. Baker, he has the right to vote all of the other issued shares of the company's Series A Convertible Preferred Stock.

In November, 1998, Casa Informatica, S.A., ("CASA") was acquired from Rafael Delgado, President of our subsidiary, Global DataTel De Colombia, S.A., for a total consideration of $2,800,000, which was paid $840,000 in cash and restricted Global common stock valued at $1,960,000.

In November, 1998, D.L.R. y Cia, Ltd., ("DLR") was acquired from Daniel Lopez, Sales Manager of Global DataTel de Colombia, for a total consideration of $600,000, which was paid $300,000 in cash and restricted Global common stock valued at $300,000.

In November, 1998, Microstar, Ltd., ("MICRO"), was acquired from Mario Habib, the President of eHOLA.com and On Line Latin America, S.A. and Antonio Habib, the Regional Sales Manager of Global DataTel de Colombia, for a total consideration of $500,000, which was paid $150,000 in cash and restricted Global common stock valued at $350,000.

During Global's last fiscal year, and prior to change of control to present management, the Company issued 1,198,500 shares of the Company's common stock to certain former officers, directors and shareholders. Also, during the same period, the Company issued 3,500,000 shares of the Company's Common Stock to a former officer, director and principal shareholder of the Company, for his minority interest in Travel Agent's Hotel Guide, Inc., a former subsidiary of the Company. (See "Consolidated Financial Statements" and Notes thereto).

On February 5, 1999, Global sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share. AJL Investments was at that time a 5% shareholder of the Company.

In 1997, the Company engaged in various transactions wherein common and preferred stock were issued; the preferred stock transactions were reversed in 1998 and the common stock transactions were partially reversed. (See "Consolidated Financial Statements" and Notes thereto)


Item 8.  Legal Proceedings.

The Company has been threatened with litigation in connection with the reissuance of a stock certificate for approximately 400,000 shares. No action has been instituted. The Company believes that in the event litigation were instituted, that it has meritorious defenses to such action.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Our common stock has had a limited market in the Over-The-Counter Bulletin Board (OTC-BB), under the Symbols "GCRI" and "GDIS". the following is a summary of the high and low bid for each quarter (with the volume traded in that quarter) since commencement of trading in February, 1997:

QUARTER ENDING:                        HIGH/ASK                      LOW/BID
 3/31/97                                11                           7 1/2
 6/30/97                                10 1/2                       8
 9/30/97                                 6                             3/4
12/31/97                                 5 3/8                       3 1/4
 3/31/98                                 3 3/8                       2
 6/30/98                                 2 7/8                       1 1/4
 9/30/98                                 6 3/4                         1/16
12/31/98                                12 1/8                       4
 3/31/99                                13 1/4                       5 13/16

Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.


Item 10.  Recent Sales of Unregistered Securities.

In August, 1998, the Company, then known as Gold Coast Resources, Inc., issued 2,870,000 shares of common stock for cash at $0.10 per share pursuant to Rule 504 of Regulation D.

On February 5, 1999, the Company sold 100,000 restricted shares of its Common Stock to AJL Investments, Inc., for $3.00, per share, pursuant to Rule 504 of Regulation D.

In March, 1999, the Company entered into a subscription agreement for the sale of 43,750 restricted shares at $8.00 per share for the total consideration of $350,000.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.


Item 11.  Description of Registrant's Securities to be Registered.

Our Certificate of Incorporation authorizes 50,000,000 shares of $0.001 par value common stock. As of June 30, 1999, there were issued and outstanding 22,495,623 shares of common stock, after giving effect to the conversion of Class A Preferred into 13,000,000 shares.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

The Company's Transfer Agent is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, TX 75244.


Item 12. Indemnification of Officers and Directors.

The Company's Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933 (the "33 Act"). Sections 78.751 et seq. of the Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data.

SELECTED QUARTERLY FINANCIAL DATA

Our quarterly statement of operations data set forth below is derived from our unaudited quarterly financial statements. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

              GLOBAL DATATEL AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS
               (in thousands, except per share amounts)
               (unaudited)

                                                       For the three months ended       For the Six Months Ended
                                                                    March,31            JUNE 30,
  ASSETS                                Note:                 1999          1998            1999           1998
--------------------------------------------------------------------   ------------      ---------     ----------

  Current Assets:
     Cash  and Cash Equivalents                        $    189,154    $   (126,376)       154,141        190,809
     Marketable and Equity Securities                          --             1,000        131,413        414,514
     Trade Accounts Receivable                            4,947,355       2,419,347      5,074,370      4,168,671
     Inventories, Net                                     1,375,633       1,602,632      1,572,382      1,069,276
     Prepaid Expenses and Other Current Assets            2,886,829       4,444,181      1,918,704      4,431,793
                                                       ------------    ------------    -----------    -----------
          Total Current Assets                            9,398,971       8,340,784      8,851,010     10,275,063
                                                       ============    ============    ===========    ===========


      Property and Equipment, Net                           511,054         603,238        610,905        624,791
Goodwill                                                 10,918,780                     10,918,780
     Investment in Unconsolidated Subsidiary              3,350,000                      3,350,000
     Deferred Charges & Other Assets                        188,269          46,430        197,784         51,000
                                                       ------------    ------------    -----------    -----------
               Total Assets                            $ 24,367,074    $  8,990,452     23,928,479     10,950,854
                                                       ============    ============    ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Short Term Borrowings, Banks                      $  2,061,758       1,974,952      1,308,911      1,576,904
     Accounts Payable                                     4,699,792       3,462,404      6,672,165      3,702,743
     Accrued Expenses & Other Current Liabilities         2,157,172       1,167,106      1,801,411      1,620,580
                                                       ------------    ------------    -----------    -----------
          Total Current Liabilities                       8,918,722       6,604,462      9,782,487      6,900,227
                                                       ============    ============    ===========    ===========

Long Term Liabilities
    Financial Obligations                              $    180,000    $    102,000        216,393        149,554
     Deferred Revenues                                       41,000          42,500         49,203         53,256
                                                       ------------    ------------    -----------    -----------
          Total Liabilities                               9,139,722       6,748,962     10,048,083      7,103,037
                                                       ============    ============    ===========    ===========

Stockholders' Equity
     Common Stock                                             7,576           7,187         22,496          7,187
     Preferred Stock                                           --              --
     Additional Paid in Capital                          17,237,469       5,818,773     17,768,346      5,818,768
     Retained Earnings                                   (2,017,693)     (3,584,470)    (3,929,496)    (1,976,420)
     Accumulated Translation Adjustment                        --              --           19,050         (1,718)
                                                       ------------    ------------    -----------    -----------
          Total Stockholders' Equity                     15,227,352       2,241,490     13,880,396      3,847,817
                                                       ============    ============    ===========    ===========
                                                       ------------    ------------    -----------    -----------
          Total Liabilities and Stockholders' Equity   $ 24,367,074    $  8,990,452     23,928,479     10,950,854
                                                       ============    ============    ===========    ===========

              GLOBAL DATATEL AND SUBSIDIARIES
               CONSOLIDATED INCOME STATEMENT
               (in thousands, except per share amounts)
               (unaudited)

                                                    For the three months ended       For the Six Months Ended
                                                               MARCH 31,             June 30,
                                        Note:            1999             1998         1999           1998
-----------------------------------------------------------------   ------------    ----------     ----------
Revenues                                              $ 6,502,012    $ 5,110,716     7,303,458     10,138,618
Cost of Sales:
     Cost of goods sold                                 4,031,247      2,977,304     4,220,101      6,387,980
     Other Costs of Sales                                 812,000        743,961       892,320      1,316,414
                                                      -----------    -----------    ----------    -----------
                                                        4,843,247      3,721,265     5,112,421      7,704,394
                                                      -----------    -----------    ----------    -----------
          Gross Profit                                  1,658,765      1,389,451     2,191,037      2,434,224
                                                      ===========    ===========    ==========    ===========

Operating Expenses:
Personnel                                                 294,000        361,706     1,192,939        642,015
     Marketing & Promotion, Travel & Entertainment,
     Communications                                       125,000         40,000     1,090,948         84,984
Occupancy                                                 126,611        174,781       216,443        349,562
     Professional Fees                                     74,605         72,105       170,791        110,459
     Provision for Doubtful Accounts                       15,000         10,000        15,852         10,445
     Depreciation & Amortization                           13,408         35,682        32,785         55,903
   Other Expenses                                          70,380        151,174       459,422        376,393
                                                      -----------    -----------    ----------    -----------
          Total Operating Expenses                        719,004        845,448     3,179,180      1,629,761
                                                      ===========    ===========    ==========    ===========

Other Income /(Expense):
     Interest Income                                       93,658         35,226       108,785        176,057
     Interest Expense                                    (144,676)      (155,968)     (297,966)      (235,413)
     Other                                                (35,067)        48,017       (57,372)       (70,419)
                                                      -----------    -----------    ----------    -----------
          Total Other Income/Expenses                     (86,085)       (72,725)     (246,553)      (129,775)
                                                      ===========    ===========    ==========    ===========

Income Before Income Taxes                                853,676        471,278    (1,234,696)       674,688

Provision for Income Taxes                                240,000         53,235        (9,801)        11,700
                                                      -----------    -----------    ----------    -----------
Income Before Effects of Discontinued Operations          613,676        418,043    (1,224,895)       662,998

Discontinued Operations
                                                      -----------    -----------    ----------    -----------
Net Income (Loss)                                         613,676        418,043    (1,224,895)       662,988
                                                      ===========    ===========    ==========    ===========
Other comprehensive income:
   Foreign currency translation, net of taxes               8,039         (7,596)       19,050         (1,718)
                                                      -----------    -----------    ----------    -----------
Comprehensive Income (Loss)                           $   621,715    $   410,447    (1,205,845)       661,270
                                                      ===========    ===========    ==========    ===========

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            June 30, 1999
            (Unaudited)

NOTE 1: The unaudited consolidated financial statements which include the accounts of Global Datatel, Inc. and its subsidiaries (the "Company") have been prepared in accordance with the instructions to Form 10-SB and do not include all information and footnotes necessary to comply with generally accepted accounting principles. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. The consolidated statements of operations for the three months ended March 31, 1999 and the six months ended June 30,1999 are not necessarily indicative of the results to be expected for a full year or for any other period. The December 31, 1998 balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. It is suggested that these financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's latest audited financial statements for the year ended December 31, 1998.

NOTE 2: The Company has two operating segments: the Information Systems Division ("ISD") and the Online Services Division ("OSD"). Products distributed by ISD includes mid-range servers that run on UNIX, OS/400 and NT operating systems, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. Through OSD, the Company offers its customers internet access in 13 countries, as well as Multi-lingual content available via the world wide web at its domain www.ehola.com. The accounting policies of the segments are the same. Although management measures the profitability of its business through the results of these two segments, the Company's segments have similar economic characteristics and, as such, the results of operations have been aggregated and separate disclosure is not presented. Sales for the three months ended March 31, 1999 and 1998 were approximately $6,502,012 and $5,110,716, and $7,303,458 and $10,138,618 for the
the six months ended June 30, 1999 and 1998, respectively. During the three months ended March 31, 1999 and 1998, as well as the six months ended June 30, 1998 and 1998 ,approximately 60% of the Company's net sales were generated from the sale of IBM products. One customer accounted for approximately 9% and 8% of the Company's net sales in the three months ended March 31, 1999 and 1998, respectively, and no other single customer accounted for more than 5% of the Company's net sales for the six months ended June 30,1999 and 1998.


NOTE 2 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization - Global DataTel, Inc. ("the Company") was originally incorporated under the laws of the State of Utah on April 17, 1980 as La Plate Oil and Mining, Inc. On October 1, 1982 the company changed its name to Gold Coast Resources, Inc. ("Gold Coast"). On September 30, 1998 Gold Coast purchased 100% of the outstanding common stock of International Computer Resources ("ICR") (a Florida corporation) and Mantenimiento Electronico de Sistemas Limited ("MES") (a Colombian corporation) in a transaction accounted for as a purchase. ICR and MES were both wholly owned and majority-owned, respectively, by the majority shareholder of the Company. On December 2, 1998 the company changed its name to Global DataTel, Inc. The Company engages primarily in the sale and distribution of medium and high-end computer and software products, including Enterprise Resource Planning (ERP) suites, as well as, providing information technology solutions and support to medium and large business clients. The Company has distribution agreements with International Business Machines ("IBM"), Lotus, Cisco Systems, and JBA.

    On November 30, 1998, the Company purchased three unrelated companies in Colombia, South America, DLR & CIA ("DLR"), Micro Star Ltda. ("Micro"), and CASA Informatica ("Casa"). The companies acquired are also in the business of providing software and hardware solutions to companies in their markets. Previous to the acquisition by ICR and MES, Gold Coast Resources was a development stage company that, through a wholly-owned subsidiary the Travel Agents Hotel Guide, Inc. ("Hotel"), was engaged in the business of developing a hotel guide that was to sell advertising space to the hotel and travel industry. Gold Coast sold Hotel on December 14, 1998.

    The following is summary of the significant policies followed in the preparation of the consolidated financial statements.

    Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash - For purposes of cash flows the company considers investments of three months or less as cash equivalents. Revenues from services are recognized as the services are performed. Revenues from the sales and installation of a hardware package are recognized when the installation is substantially completed and operational.

    Inventories - Inventories are principally composed of finished goods and are stated at the lower of cost or market.

    Accounts Receivable - The Company periodically reviews the adequacy of the allowance for doubtful accounts and maintains the allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

    Property, Plant and Equipment - Property, plant, and equipment is carried at cost, less accumulated depreciation. Gains or losses from sales or retirements are included in current operations. Maintenance, repairs and renewals of a routine nature are charged to operations. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method which range from five to ten years.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of accounts receivable and debt securities. Concentration of credit with respect to accounts receivable as of December 31, 1998 was limited to an amount due from an agency of the Colombian Government, which represented approximately 22% of the net accounts receivable. The Company provides for estimated credit losses at time of sale based upon factors surrounding the credit risk of specific customers, historical trends and other information. The investment in debt securities represents 100% of the total category. This investment consists of a convertible debenture in Ameriresources Technologies, Inc, a publicly traded entity. The debenture is personally guaranteed by the majority stockholder of Lexington Sales, Inc.

Fair Value of Financial Instruments - The carrying amount of cash and short-term borrowings, banks are carried at costs, which based on management's estimates approximates their fair values as of June 30, 1999.

Income Taxes - The Company and its U.S. subsidiary file a consolidated income tax return. Foreign subsidiaries are not consolidated. The Company has adopted SFAS 109 and this pronouncement caused no material changes on the financial statements. The provision for income taxes is primarily related to the reconciliation of the taxes paid and owed by the foreign subsidiaries in accordance with the taxing rules and regulation promulgated by the Colombian government as of December 31, 1998.

Translation of Foreign Currency - The Company's Colombian subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52 (SFA No. 52), which requires that foreign currency assets and liabilities be translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing during the period. For purposes of SFAS No 52, the Company considers the Colombian peso to be the functional currency. The effects of unrealized exchange fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as the cumulative translation adjustment in shareholders' equity. Realized gains and losses from foreign currency transactions are included in the results of operation for the period. Fluctuations arising from intercompany transactions are of long term in nature and are accumulated as cumulative translation adjustments.

Supplemental Cash Flow Information: Net cash paid for interest in the three-month period ended March 31, 1999 and 1998 was $51,018 and $120,742, and $246,553 and 129,775 for the six months ended 1999 and 1998,respectively.


NOTE 3 - BUSINESS ACQUISITIONS

    All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. In all of the acquisitions, 100% of the acquired companies were purchased.

    On September 30, 1998 the Company purchased, in a stock transaction, ICR and MES. On November 30, 1998 the company purchased three Colombian companies, DLR, Casa, and Micro.

    The Company acquired all of the stock of ICR for 105,000 shares of convertible preferred stock valued at $0.001 per share and 4,243,843 shares of common stock valued at $2.00 per share. The net assets acquired and liabilities assumed approximated $90,000 and $190,000, respectively. The purchase resulted in goodwill of approximately $8,600,000. The subsidiary of ICR, eHOLA.com, an Internet service provider, is expected to generate the future realizable income necessary to justify the resulting goodwill in this transaction. The acquisition was recorded using a discounted price per share due to the low volume of trading of the Company's common stock during the period of the acquisition.

    The Company acquired MES for 357,143 common stock shares of the Company, valued at $2.00 per share. The net assets acquired and liabilities assumed approximated $1,181,000 and $913,000, respectively. The purchase resulted in goodwill of approximately $475,000.

    The Company acquired DLR for $300,000 ($100,000 due at closing and five monthly installments of $40,000 thereafter, as defined) in cash, and 60,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $1,536,000 and $1,732,000, respectively. The acquisition resulted in goodwill of approximately $502,000.

    The Company acquired Casa for $840,000 ($93,333 at closing and eight monthly installments of $93,333 thereafter, as defined) in cash, and 392,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $3,527,000 and $1,786,000, respectively. The acquisition resulted in goodwill of $808,000.

    The Company acquired Micro for $150,000, payable in six consecutive monthly payments from the date of closing, and 70,000 shares of the Company's common stock, valued at $3.00 per share. The net assets acquired and liabilities assumed approximated $926,000 and $748,000, respectively. The purchase resulted in goodwill of $537,000.

    The Company issued non-interest-bearing promissory notes to the shareholders of DLR, Casa and Micro for the unpaid cash portion of the consideration for the acquisitions. The terms of the notes for the individual companies acquired are as presented in the preceding paragraphs and the amount due is reflected as notes payable to stockholders in the accompanying consolidated balance sheet as of December 31, 1998. As discussed in Note 15, the Company is currently attempting to raise capital in connection with a proposed public offering. The realization of a major portion of the assets in the accompanying balance sheet as of December 31, 1998 is dependent upon continued operations of the Company, and their ability to raise additional capital. Management believes that actions presently taken to revise the Company's operating and financial requirements will provide the opportunity for the Company to continue as a going concern.

NOTE 4 - GOODWILL

    Goodwill, which represents the excess of acquisition costs over the net assets acquired in the business combinations, is amortized on the straight-line method over 20 years (See Note 2). The carrying amount of goodwill is reviewed annually using estimated undiscounted cash flows for the businesses acquired over the remaining amortization periods.

NOTE 5 - RELATED PARTY TRANSACTIONS

    The Company is a member of a group of affiliated entities and, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.


NOTE 6 - SUBSEQUENT EVENTS

    In February, 1999, the Company signed a letter of intent with Dirks & Company to act as the Managing Underwriter in connection with a proposed offering of shares of Cumulative Convertible Debentures of the Company. Dirks & Company intends to underwrite, on a firm commitment basis, such number of Debentures which will result in gross proceeds of approximately $50 million. A firm commitment does not guarantee that the underwriter will fund the proposed offering, since their commitment is not known until the twenty day waiting period following the SEC approved registration has been filed. As of this date no registration document relating to this proposed offering has been filed and management cannot determine at this time the eventual outcome of this proposed offering.

    On February 5, 1999 the Company did an offering under Rule 504 of Regulation D for 100,000 shares of its common stock at $3.00 per share. The offering was subscribed to in full by a related party, and the Form D was timely filed with the Securities and Exchange Commission.

    In April 1999, the Company began negotiations to acquire 100% of the shares of stock of a computer solutions provider. As of this date, management has decided not to acquire these entities.


NOTE 7 - STOCK OPTION AGREEMENT

    In April 1999, the Company entered into an option agreement with a consultant, in partial payment of services rendered. The agreement grants 250,000 shares of the Company's common stock, at an exercise price of $5.75 per share. The options are non-dilutive. To date, no options have been exercised.




NOTE 8 - OPERATING RISKS

    As substantially all of the Company's operations are currently conducted in Colombia, the Company is subject to special consideration and significant risks not typically associated with Companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Colombia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation among other things.


NOTE 9 - IMPACT OF YEAR 2000 - UNAUDITED

    The Company is in the process of evaluating the effect of the year 2000 on its computer systems. The Company believes that the cost of upgrading its systems will not materially affect the operations but will constitute the normal periodic ongoing cost of maintaining and improving its computer system.

    The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's operations are vulnerable to those third parties failure to remediate their own year 2000 issues. There can be no guarantee that the system of such companies or payors will be timely converted and would not have an adverse impact on the Company. Additionally, general problems such as electric power, water and sewer etc., are beyond the ability of the Company to determine, and would affect most other companies in the geographic area of Colombia.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

In December, 1998, the Company retained as auditors, Infante, Lago & Company, as this firm is familiar with dealing with Latin American companies. Prior thereto, the Company's auditors were Schvaneveldt & Company. The change was not due to any disagreement in accounting principles or practices followed by the Company.


Item 15.  Financial Statements and Exhibits.

FINANCIAL STATEMENTS:

Consolidated Financial Statements of Global DataTel, Inc. and its
Subsidiaries:

               Accountant's report of Infante, Lago & Company May 10, 1999

               Consolidated Balance Sheets as of December 31, 1998 and 1997

               Consolidated Statements of Operations for the year ended December 31, 1998 and nine months ended December 31, 1997

               Consolidated Statements of Shareholder's Equity for the year ended December 31, 1998 and nine months ended December 31, 1997

               Consolidated Statements of Cash Flows for the year ended December 31, 1998 and nine months ended December 31, 1997

               Notes to Financial Statements



EXHIBITS:

               3.1 Articles of Incorporation of Gold Coast Resources, Inc. a Nevada corporation*

               3.2 Amendment to Articles of Incorporation*

               3.3 Amendment to Articles of Incorporation*

               3.4 By-Laws*

               10.1 Employment Agreement with Richard Baker*

               10.2 Employment Agreement with  Antonio Serrato*

               10.3 Employment Agreement with Rafael Delgado*

-----------------
*Previously filed

               10.4 Employment Agreement with Mario Habib*

               16.1 Letter of Schvaneveldt and Company re Change in Certifying Accountant*




               27.  FINANCIAL DATA SCHEDULE*

-----------------
*Previously filed



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:         GLOBAL DATATEL, INC.

Date:               July 22, 1999

By:                 /s/ Richard Baker
                    ----------------------------------
                        Richard Baker, President & CEO